GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Shares		Additional Paid-In Capital		Accumulated Deficit		Total
BALANCE AT DECEMBER 31, 2014	725	$	7,530,334	$	(1,992,291)	$	5,538,043
Distributions	-		-		(984,000)		(984,000)
Net income	-		-		1,687,904		1,687,904
BALANCE AT DECEMBER 31, 2015	725	$	7,530,334	$	(1,288,387)	$	6,241,947

The accompanying notes are an integral
part of these financial statements.